UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Telenav, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

879455103
(CUSIP Number)

June 1, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Continued on the following pages


Page 1 of  9 Pages


CUSIP No. 879455103

13G
Page 2 of 9  Pages








1.
NAME OF REPORTING PERSON
Divisar Partners QP, L.P.



2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)   [_]
(b)   [_]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.
SOLE VOTING POWER

0


6.
SHARED VOTING POWER

2,310,577 (See Note 2)


7.
SOLE DISPOSITIVE POWER

0


8.
SHARED DISPOSITIVE POWER

2,310,577 (See Note 2)







9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,310,577 (See Note 2)


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[_]



11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (See Note 1)



12.
TYPE OF REPORTING PERSON

PN







(1)
Based on 43,734,500 outstanding shares of Common Stock as of March 31, 2017, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 5, 2017.





(2)
Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.




CUSIP No. 879455103

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Page 3 of 9  Pages









1.
NAME OF REPORTING PERSON
Divisar Capital Management, LLC


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)   [_]
(b)   [_]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.
SOLE VOTING POWER


0


6.
SHARED VOTING POWER

2,565,703



7.


SOLE DISPOSITIVE POWER

0


8.
SHARED DISPOSITIVE POWER

2,565,703







9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,565,703


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[_]



11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (See Note 3)



12.

TYPE OF REPORTING PERSON

IA, OO, HC




(3)   See Note (1) Above




CUSIP No. 879455103

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Page 4 of 9  Pages







1.
NAME OF REPORTING PERSON
Steve Baughman


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)   [_]
(b)   [_]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:



5.
SOLE VOTING POWER

0


6.
SHARED VOTING POWER

2,565,703




7.

SOLE DISPOSITIVE POWER

0


8.
SHARED DISPOSITIVE POWER

2,565,703







9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,565,703



10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[_]



11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (See Note 4)

12.

TYPE OF REPORTING PERSON


IN, HC



(4)   See Note (1) Above


CUSIP No. 879455103

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Page 5 of 9  Pages


Item 1.

(a)
Name of Issuer
Telenav, Inc. (the "Issuer")



(b)
Address of Issuer's Principal Executive Offices
4655 Great America Parkway, Suite 300, Santa Clara, California 95054




Item 2.
       (a)
Names of Persons Filing

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:


 	(i) Divisar Partners QP, L.P.

 	(ii) Divisar Capital Management LLC

 	(iii) Mr. Steve Baughman

 	(b)
Address of the Principal Office or, if none, residence

        (i) Divisar Partners QP, L.P.
        275 Sacramento Street, 8th Floor,
        San Francisco, CA 94111

        (ii) Divisar Capital Management LLC
        275 Sacramento Street, 8th Floor,
        San Francisco, CA 94111

        (iii) Mr. Steve Baughman
        c/o Divisar Capital Management LLC
        275 Sacramento Street, 8th Floor,
        San Francisco, CA 94111

        (c)
Citizenship

        (i)   Divisar Partners QP, L.P. - DE
        (ii)  Divisar Capital Management LLC - DE
        (iii) Mr. Steve Baughman - USA


(d)
Title of Class of Securities
        Common Stock, par value $0.001 ("Common Stock")


(e)
CUSIP Number
        879455103






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Item 3.If this statement is filed pursuant to ss240.13d-1(b) or ss240.13d-2(b)
or (c), check whether the person filing is a:

Not Applicable

Item 4.Ownership.

(i) Divisar Partners QP, LP

(a) 	Amount beneficially owned:  2,310,577 (See Note 5)
(b) 	Percent of class:  5.3% (See Note 6)
(c) 	Number of shares as to which the person has:
    (i)	Sole power to vote or to direct the vote   - 0.
   (ii)	Shared power to vote or to direct the vote  - 2,310,577 (See Note 5).
  (iii)	Sole power to dispose or to direct the disposition of  - 0.
   (iv)	Shared power to dispose or to direct the disposition of - 2,310,577
        (See Note 5).

(ii) Divisar Capital Management, LLC

(a)	Amount beneficially owned:  2,565,703 (See Note 5)
(b)	Percent of class:  5.9% (See Note 6)
(c)	Number of shares as to which the person has:
    (i)	Sole power to vote or to direct the vote   - 0.
   (ii)	Shared power to vote or to direct the vote  - 2,565,703 (See Note 5).
  (iii)	Sole power to dispose or to direct the disposition of  - 0.
   (iv)	Shared power to dispose or to direct the disposition of - 2,565,703
        (See Note 5).

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(iii) Steve Baughman

(a)	Amount beneficially owned:  2,565,703 (See Note 5)
(b)	Percent of class:  5.9% (See Note 6)
(c)	Number of shares as to which the person has:
    (i)	Sole power to vote or to direct the vote   - 0.
   (ii)	Shared power to vote or to direct the vote  - 2,565,703 (See Note 5).
 (iii)	Sole power to dispose or to direct the disposition of  - 0.
  (iv)	Shared power to dispose or to direct the disposition of - 2,565,703
        (See Note 5).

Note 5:

Divisar Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steve Baughman, as Managing Member of Divisar Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 43,734,500 outstanding shares of Common Stock as of March 31, 2017, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 5, 2017.

Item 5.Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

See Note 5 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Note 5 above.

Item 8.Identification and Classification of Members of the Group.

Not Applicable

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Item 9.Notice of Dissolution of Group.

Not Applicable

Item 10.Certification.





Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 21, 2017

DIVISAR PARTNERS QP, L.P.
By: Divisar Capital Management, LLC, its General Partner
By: /s/ Steve Baughman
Name: Steve Baughman
Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC
By: /s/ Steve Baughman
Name: Steve Baughman
Title: Managing Member

STEVE BAUGHMAN
By /s/ Steve Baughman








CUSIP  879455103				13G				Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated:  June 21,2017

DIVISAR PARTNERS QP, LP
By: Divisar Capital Management, LLC, its General Partner
By: /s/ Steve Baughman
Name: Steve Baughman
Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC
By: /s/ Steve Baughman
Name: Steve Baughman
Title: Managing Member

STEVE BAUGHMAN
By /s/ Steve Baughman